

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2014

Via E-mail
John Anderson
Chief Financial Officer
Trans World Entertainment Corporation
38 Corporate Circle
Albany, New York 12203

> **Re: Trans World Entertainment Corporation**
> **Registration Statement on Form S-1**
> **Filed March 31, 2014**
> **File No. 333-194933**

Dear Mr. Anderson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise the fourth sentence in the last paragraph on page 1. All material risks should be described in your disclosure; if risks are not deemed material, you should not reference them.

2. Please supplementally advise us as to the manner in which you will select the Expiration Date.

Questions and Answers about the Rescission Offer, page 2

3. We note your belief that the original sale of the subject securities did not violate state law. Nonetheless, we believe it is relevant to describe any pertinent state rescission offer statutes, with an explanation of any time periods, and the extent to which the offer limits or does not limit the offeree's right to sue under state law. Please revise accordingly.

Incorporation of Certain Documents by Reference, page 19

4. In the second and third sentences of the first paragraph, your disclosure suggests that you may have the ability to update your prospectus via the incorporation by reference of subsequently filed information. Please note that, unlike Form S-3, Form S-1 does not provide for incorporation by reference of subsequent information. Please refer to Question 113.02 of our Securities Act Forms Compliance and Disclosure Interpretations, which are available on our website. Please revise your disclosure accordingly.

5. Given that you have filed your Form 10-K for the fiscal year ended February 1, 2014, please update this section and any references to the Form 10-K throughout your filing, accordingly. If you do not anticipate filing the disclosure required by Part III of the Form 10-K prior to requesting effectiveness of the Form S-1, please revise the Form S-1 to include all such disclosure. Refer to Securities Act Forms Compliance and Disclosure Interpretation 113.06 located on our website.

Item 17. Undertakings, page II-2

6. Please include the undertaking required by Item 512(a)(6) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Lilyanna Peyser, Special Counsel, at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director